Investor Seminar 2024 EXHIBIT 99.6

2 Cautionary statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Ukraine conflict; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks and uncertainties identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and Rio Tinto’s Annual Report on Form 20-F for the fiscal year ended 31 December 2023, which was filed with the United States Securities and Exchange Commission (the “SEC”) on 23 February 2024, or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or Rio Tinto’s Annual Report on Form 20-F for the fiscal year ended 31 December 2023, which was filed with the SEC on 23 February 2024, or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. ©2024, Rio Tinto, All Rights Reserved

©2024, Rio Tinto, All Rights Reserved 3 Agenda Safety share (Rincon) Guillermo Caló Overview Jakob Stausholm (presenter) Peter Cunningham and Nigel Steward (contributing) Best Operator Mark Davies Excel in Development Mark Davies Lithium / Minerals update Sinead Kaufman Iron Ore update Simon Trott Q&A 1 All above Break Culture panel Isabelle Deschamps / James Martin / Kellie Parker / Simon Trott Copper update Katie Jackson Aluminium update Jérôme Pécresse Markets and Decarbonisation panel Bold Baatar / Jérôme Pécresse / Mark Davies Financials Peter Cunningham Wrap up Jakob Stausholm Q&A 2 All Close followed by lunch All Topic Presenter

Executing our strategy for long-term value Jakob Stausholm

Safety Share Guillermo Caló Managing Director, Rincon Lithium project Rincon, Argentina

On 23 January 2024, four colleagues from our Diavik Diamond mine and two airline crew members died in a plane crash near Fort Smith, Northwest Territories Canada. We are awaiting findings from an investigation into the plane crash. On 26 October 2024, Morlaye Camara, an employee of one of our contractors at the SimFer Port Project in Morebaya, part of our Simandou operation, was injured, and subsequently passed away from his injuries. Morlaye Camara was a grinder operator and had worked on the SimFer Port Project for five months. We are committed to learn from these tragic incidents. Safety remains our highest priority ©2024, Rio Tinto, All Rights Reserved 6 Simandou, Guinea

©2024, Rio Tinto, All Rights Reserved Investor Seminar presenters Simon Trott Chief Executive Iron Ore Jérôme Pécresse Chief Executive Aluminium Isabelle Deschamps Chief Legal, Governance and Corporate Affairs Officer Kellie Parker Chief Executive Australia James Martin Chief People Officer Peter Cunningham Chief Financial Officer Jakob Stausholm Chief Executive Mark Davies Chief Technical Officer Bold Baatar Chief Commercial Officer Nigel Steward Chief Scientist Katie Jackson Chief Executive Copper Sinead Kaufman Chief Executive Minerals 7 The full Executive Committee and our Chief Scientist

Net zero requires unprecedented changes to energy systems

Global growth	Current energy system (2023)	Net zero requirement (2050)	
Population increase from 8.0 billion people to 9.6 billion people by 2050	80% fossil fuels[1] In primary energy	<10% fossil fuels[1] In primary energy	
Energy demand estimated to rise by 74% by 2050	21% electricity Share in final energy	>70% electricity Electricity share in final energy	
	4,662 GW Global renewable + nuclear	42,345 GW Estimated global renewable + nuclear capacity needed	~9x
	$1.3 trillion Global power sector investment	US$2.7 trillion p.a. Power sector investment needed per annum	~2x
	14 million Electric vehicle sales	>100 million Electric vehicle sales	~7x

Electric vehicles: 3-4x more copper than ICE vehicle

Onshore wind: 5x more copper per MW, 2-3x aluminium per MW, 2x steel per MW as conventional generation

1. Includes feedstocks with no combustion and limited CCS | Source: IEA, BNEF, UN, Energy Transition Commission and Rio Tinto estimates

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©2024, Rio Tinto, All Rights Reserved 10 Cracking the code on energy system transformation remains work in progress but the science is evolving fast Climate Variation time horizons Potential solutions Renewable energy generation So la r W in d Day vs. night Minute-to- minute Daily Weekly Seasonal Annual DecadalHourly Batteries LAES, Flow Batteries, Metal-Air Biomass Hydropower Geothermal and nuclear A portfolio of technologies will be required to support the renewables build out Variations in renewables generation due to climate variations drive the need for energy storage over different time horizons, and zero carbon baseload firming for longer time horizons

Our scientific and economic insights guide our strategy

Pace of the Energy Transition



Technology and Climate Action Progress
High
Low
2050
2035
Today
76%
22 Gt
50%
49 Gt
18%
55 Gt
Fragmentation
Integration
Geopolitical Forces and Industrial Policy
Wind and solar share of electricity generation
Net global GHG emissions (CO_2e)

Other key themes

- Rise of the Global South
- Resource access and ESG requirements
- Processing and supply chains
- Rise of recycling

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Traditional demand fundamentals around urbanisation and industrialisation remain strong… 1990 1995 2000 2005 2010 2015 2020 2025 2030 2035 2040 2045 2050 0 5 10 15 20 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 2020 2025 2030 2035 2040 2045 2050 World China India Africa US Europe ASEAN Consumption per capita tends to peak when income levels reach around $15,000 to $20,000 (Real $2015) 1. Historical data from Oxford Economics and forecast based on long run consensus estimates of GDP growth. 2. Includes residential and non-residential building investment and infrastructure investment. 3. Source: UN Urbanization Prospects 2018 | 4. Includes Eastern Europe. | 5. Global South includes India and the rest of developing Asia, the Middle East, Africa and Central & South America. 35-53% % urbanisation 2023-20503 45-59% 76-84%4 83-89% ~65-80% 57-68%China China Metals intensity per unit of GDP tends to peak at income levels of ~$5,000 per capita (Real $2015) ©2024, Rio Tinto, All Rights Reserved 12 Global GDP per capita evolution1 Real 2015$k per person - Market Exchange Rates Construction investment outlook2 $bn investment index (1=2023) Global South5 52-66%

©2024, Rio Tinto, All Rights Reserved 13 …but we are convinced demand will be enhanced materially by the energy transition 2023 2050 Demand growth1 Attractive long-term demand fundamentals 1 Based on Rio Tinto’s Conviction Scenario. Copper ~1.8x32Mt Aluminium ~1.8x97Mt Lithium >6.0x1Mt Finished steel ~1.2x1.8Bt

Our deep analysis informs where we operate

Bubbles indicate current industry size in terms of turnover[1]



Ni
Ti
B
Li
Co
REE[4]
C[3]
Mg
K
(Potash)
Iron Ore
Mo
Al
Sn
Si
U
Mn
V
Cu
Nb
Zr
S
Zn
PGMs
Producing[2]
No current exposure

Energy transition materials

Market size / industry structure

Supply security

[1] Market sizes are based on volume-weighted 2024 price estimates. Volumes are based on primary production. [2] First battery grade lithium production expected in 2025.
[3] Natural graphite market size. [4] Rare Earth Elements

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©2024, Rio Tinto, All Rights Reserved 17 The growth rate in lithium demand makes it a highly attractive industry Al Cu Zn Ni K (Potash) Li Iron Ore Producing 2 No current exposure 2035 industry size in terms of turnover (based on consensus) Our growing lithium footprint gives us significant exposure to four of the largest commodity industries next decade Lithium demand / supply Mtpa LCE 3 1 Market sizes are based on volume-weighted 2024 price estimates. Volumes are based on primary production. 2 First battery grade lithium production expected in 2025. 3 Benchmark Mineral Intelligence supply and demand forecast for lithium carbonate equivalent (LCE) as of September 2024. Bubbles indicate current industry size in terms of turnover 1 0 2 4 6 2025 2030 2035 2040 CAGR > 10% Demand Supply

Development of super sites in Argentina with production costs in the lower quartile of cost curve

Asset footprint in Northwest Argentina



23Mt LCE[4]
(attributable Resource[2], incl. Reserve)
Jujuy province
Olaroz
Cauchari
Rincon
12Mt LCE[3]
(attributable Resource, incl. Reserve)
Salta province
19Mt LCE[4]
(attributable Resource[2], incl. Reserve)
Sal de Vida
Fenix
Catamarca province
Rio Tinto
Arcadium[1]

- Tier 1 resource base
- At the bottom of cost curve
- Leading DLE technology
- Impeccable ESG
- Improving investment environment (RIGI[5])

[1] Rio Tinto's acquisition of Arcadium Lithium plc is conditional upon approval by Arcadium Lithium shareholders and the Royal Court of Jersey and customary regulatory approvals and other closing conditions. Closing is expected in mid-2025. | [2] Mineral Resources are shown on an attributable basis. See slide 92 and 93 for the supporting material in relation to these Mineral Resources estimates, including for the basis of conversion to Lithium Carbonate Equivalent (LCE). | [3] Rincon Mineral Resources are reported inclusive of Ore Reserves. | [4] Arcadium Mineral Resources are reported on this slide inclusive of Ore Reserves (contrasting with slide 34 where they are reported exclusive of Ore Reserves). | [5] Regulation of the Incentive Regime for Large Investments ("RIGI") promotes investment in projects that qualify as large long-term investments in Argentina and pertain to activities within certain sectors, by granting a series of tax, customs, and exchange incentives, as well as an efficient system for the protection of rights and dispute resolution.

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©2024, Rio Tinto, All Rights Reserved 19 A decade of ~3% CAGR driven by Oyu Tolgoi, Simandou and our new lithium portfolio 1%2 YoY 1% YoY 3% YoY ~3%3 CAGR (incorporates lithium) Horizon 1 Stabilising our operations Horizon 2 Lithium drives growth, accounting for ~2% Capital capacity available to invest in other organic options, increasing growth by a further ~1% Rio Tinto CuEq1 production 1. Copper equivalent production based on Rio Tinto share of volumes and long-term consensus pricing 2. 2024F copper equivalent production is a forecast based on mid-point production guidance or top / bottom of the range as noted in our Third Quarter Operations Review 3. Ambition for compound annual growth rate (CAGR) for copper equivalent production from 2024 to 2033. ~3%3 CAGR (excluding lithium) Horizon 3 2018 2019 2020 2021 2022 2023 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 2032F 2033F Delivering groundbreaking Oyu Tolgoi and Simandou projects Creep in existing business through deployment of Best Operator Adding lithium increases CAGR to ~4%

©2024, Rio Tinto, All Rights Reserved 20 We remain committed to our four objectives and are intensifying efforts to achieve Best Operator Excel in development Oyu Tolgoi and Simandou on track Rincon first lithium Social licence Ngarluma renewables Committed to sustained culture change Impeccable ESG Gladstone renewables ELYSIS and BioIron Best Operator Step change in bauxite production Consistent Pilbara production Staying the course on cultural changeGrowing value and future dividend potential Excel in development Best Operator Impeccable ESG

©2024, Rio Tinto, All Rights Reserved 21 During our long history, we have constantly evolved our portfolio 18% 31% 42% 5% 4% 1996 (post DLC) 2033 38% 8%25% 15% 14% 9% 11% 77% 3% 47% 15% 21% 13% 4% Rio Tinto EBITDA1 (%) 1. Incorporates RTZ and CRA in all data prior to their merger in 1995. 1970 and 1996 based on net earnings 2. Other includes Molybdenum, Silver, Uranium, Borates, Diamonds, Salt, Coal and TiO2 3. Based on long run consensus pricing Finding better ways to provide the materials the world needs 2019 – 2023 average1970 Fe Al Cu Other2 Pb & Zn Li Longer-dated3

Significant value-creating growth Deep analysis informs our strategy Accelerate learning through strong execution of major global growth projects Consistent roll out of Safe Production System ©2024, Rio Tinto, All Rights Reserved 22 Strong scientific and economic base Excel in development Best Operator

Intensifying our efforts to achieve Best Operator Mark Davies Excel in development Best Operator Impeccable ESG Pilbara, Australia

Intensifying our efforts to achieve Best Operator unlocks value

Kaizen results


Hope Downs, Australia
↓ 39%[1] unscheduled loss on conveyor breakdowns


IOC, Canada
↓ 27%[1] shut overrun in concentrator


Oyu Tolgoi, Mongolia
↑ 8.5khrs of labour capacity in the concentrator[1]


Alma, Canada
Alumina silo shutdown ↓ from 3 months to 5 days

Safe Production System in 2024

- On track for another ~5Mt uplift in 2024 attributable to SPS at Pilbara Iron Ore in addition to the ~5Mt delivered in 2023
- Maintained the 10% improvement in AIFR achieved in 2023
- 79% of employee satisfaction drivers improved at mature SPS sites[2]
- 25% fewer equipment failures that stop production at mature SPS sites[2] within Pilbara Iron Ore

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1. YoY change vs previous year 2. Where we have deployed for two years or longer

©2024, Rio Tinto, All Rights Reserved

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Excel in development Mark Davies Oyu Tolgoi, Mongolia Excel in development Best Operator Impeccable ESG

Nuevo Cobre Winu ©2024, Rio Tinto, All Rights Reserved 26 We are exploring for 8 commodities in 17 countries 90 projects ~$250m1 annual spend Bauxite Heavy mineral sands Iron Ore Copper Diamonds Nickel Lithium Brownfield Greenfield 1. Greenfield exploration expenditure Potash

Current as of November 2024 Centrale Isle Maligne Power Station Argyle Closure Rincon 3000 and Full Potential Simandou Pilbara 5 mine replacement projects Rhodes Ridge 2 sustaining projects Jadar AP60 Resolution Ranger Rehabilitation Gove Closure BioIronTM ©2024, Rio Tinto, All Rights Reserved 27 Mobilising projects to deliver compelling growth 22 projects 26 studies Aluminium Minerals Closure Energy & Climate Iron Ore Copper Karratha Solar and East Pilbara Battery Storage Oyu Tolgoi Underground Project

©2024, Rio Tinto, All Rights Reserved 28 Advantaged by our in-house capability Safe and sustainable Embedded HSE and CSP protocols Safe and efficient project delivery Strong foundation for operations SPS principles applied Optimised value Studies to drive value, competitiveness New projects office in China to leverage end-to-end supply chain Innovation Decades of in-house R&D capability Bundoora Technical Development Centre • Jadar flowsheet • Direct Lithium Extraction Digital tools, AI, big data, remote sensing

Crusher pad Rail track installation TSV wharf trestle Milo Bridge 2 (275m) 29 Simandou construction on plan, embedding lessons learned Rapid delivery Simple, modular construction, off the shelf solutions Efficient fabrication, rapid replication Digital delivery, data science, machine learning People Talent development Transfers between projects: from Oyu Tolgoi to Simandou, Rincon and Resolution Globally mobile workforce ESG Embedded HSE and CSP AI potential for species monitoring Agility to succeed in a complex environment ©2024, Rio Tinto, All Rights Reserved

©2024, Rio Tinto, All Rights Reserved Excel in development Rincon, Argentina Competitive advantage through in-house capability Finding, studying and building more efficiently, while continuously embedding lessons Developing strong technical and construction talent Care Courage Curiosity Excel in development Best Operator Impeccable ESG 30

Minerals – optimising operations and unlocking lithium Sinead Kaufman

Portfolio of market-leading, high-value specialty products integrated across the supply chain

Boron



Western leader in refined borates, supplying ~30% of global demand

Iron Ore Company of Canada



Producer of high-grade (>65% Fe[1]) and low-impurity iron ore

Iron & Titanium



Global leader in TiO_2 (14% market share) with capacity to grow

Diavik



Optimising value of remaining production in partnership with iconic brands

Providing minerals essential to a low-carbon future

Integrated business | Global footprint | Downstream expertise | Processing excellence

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[1] See supporting references for Iron Ore Company of Canada grades on slide 94

32

First lithium achieved at Rincon with expansion to 60ktpa[1] pending permits and Board approval

Acquired in March 2022





Progress by October 2024





Rapid progress and significant learnings since acquisition of early-stage project

- Delivered first lithium from the 3ktpa pilot plant just 32 months after acquisition
- Learnings related to infrastructure permitting, engineering, logistics and construction to be leveraged for full-scale operation
- Direct Lithium Extraction (DLE) conserves water and reduces waste, with faster production and better consistency
- Work to date has informed Arcadium acquisition and given us confidence in our ability to scale-up operations
- Targeting capacity of 60ktpa[1] subject to Board approval and receipt of permits

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[1] Capacity of 60ktpa is comprised of 3ktpa starter plant, 50ktpa full scale plant and 7ktpa additional optimisation.

©2024, Rio Tinto, All Rights Reserved

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34 Multi-generational asset base with significant production upside Large-scale and high-grade assets with expansion potential 9Mt LCE Reserves 37Mt LCE Resources2 1. Mineral Resources and Ore Reserves are shown on an attributable basis. See slide 93 for the supporting material in relation to these Mineral Resources and Ore Reserves estimates, including for the basis of conversion to Lithium Carbonate Equivalent (LCE). 2. Arcadium Mineral Resources are reported on this slide exclusive of Ore Reserves (contrasting with slide 18 where they are reported inclusive of Ore Reserves). Excludes additional Arcadium capacity to be unlocked by Rio Tinto. 3. Rincon Mineral Resources are reported inclusive of Ore Reserves. 4. Jadar Mineral Resources are reported exclusive of Mineral Reserves. Proven success in resource expansion Rincon 2Mt LCE Reserves 12Mt LCE Resources3 Industry leading resource endowment1 … ©2024, Rio Tinto, All Rights Reserved Jadar 6Mt LCE Resources4

Arcadium acquisition delivers a Tier 1 asset footprint

2035 lithium cost curve[1]
$/t LCE



Brines
Hard-rock
Other
Fenix
Olaroz
Sal de Vida
Rincon
R
Jadar
Whabouchi
Galaxy
Q1
Q2
Q3
Q4

Arcadium and Rio Tinto assets expected to generate strong returns through the cycle

- Combined assets represent the top lithium resource endowment in the world, well positioned on the cost curve
- Downstream capability with multiple product offerings and flexibility to meet customer needs
- Acquisition expected to close in mid-2025

1. C3 costs include C1 costs, depreciation, interest and royalties but excludes capital charge
Source: Lithium C3 cost curve from Benchmark Minerals Intelligence

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Our financial strength and project delivery expertise will enable us to realise Arcadium's growth post-acquisition

Arcadium[1] and Rio Tinto projects

Nameplate capacity[2] ktpa LCE



Further upside potential from exploration projects in Chile, Canada and Rwanda
Unlock capacity with DLE expansion
~460
Accelerate Galaxy & Fenix 1b
~225
75
Arcadium 2024 nameplate capacity
Arcadium stated capacity growth
Fenix 1b & Galaxy3
Rincon
Horizon 2
Arcadium stated capacity growth
Unlock capacity
Jadar
Horizon 3
Horizon 1: 2021-2024
Horizon 2: 2025-28
Horizon 3: 2029-2033
Rio Tinto uplift
Rio Tinto projects

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1. Rio Tinto's acquisition of Arcadium is conditional upon approval by Arcadium Lithium shareholders and the Royal Court of Jersey and customary regulatory approvals and other closing conditions. Closing is expected in mid-2025.
2. Capacity on 100% basis. Source: Arcadium Investor Day presentation and Rio Tinto. Production will not correlate directly with installed capacity due to timing of ramp-up.
3. Fenix 1b and Galaxy projects are part of Arcadium's "Wave 1" growth pipeline. 2028 original plan by Arcadium.

©2024, Rio Tinto, All Rights Reserved

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Development of Argentina super sites with production costs in the lower quartile of cost curve

Asset footprint in Northwest Argentina



23Mt LCE[4]
(attributable Resource[2], incl. Reserve)
Jujuy province
Olaroz
Cauchari
Rincon
12Mt LCE[3]
(attributable Resource, incl. Reserve)
Salta province
19Mt LCE[4]
(attributable Resource[2], incl. Reserve)
Sal de Vida
Fenix
Catamarca province
Rio Tinto
Arcadium[1]

Opportunities for economies of scale and regional approach

- Our strong balance sheet permits acceleration of Fenix 1b
- Superior DLE capability and advancement in reinjection technology to unlock additional capacity
- Optimise supply chain and logistics for key raw materials
- Improving investment environment supported by RIGI policies[5]

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[1] Rio Tinto's acquisition of Arcadium Lithium plc is conditional upon approval by Arcadium Lithium shareholders and the Royal Court of Jersey and customary regulatory approvals and other closing conditions. Closing is expected in mid-2025. | [2] Mineral Resources are shown on an attributable basis. See slide 92 and 93 for the supporting material in relation to these Mineral Resources estimates, including for the basis of conversion to Lithium Carbonate Equivalent (LCE). | [3] Rincon Mineral Resources are reported inclusive of Ore Reserves. | [4] Arcadium Mineral Resources are reported on this slide inclusive of Ore Reserves (contrasting with slide 34 where they are reported exclusive of Ore Reserves). | [5] Regulation of the Incentive Regime for Large Investments ("RIGI") promotes investment in projects that qualify as large long-term investments in Argentina and pertain to activities within certain sectors, by granting a series of tax, customs, and exchange incentives, as well as an efficient system for the protection of rights and dispute resolution.

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Lithium portfolio: future global optionality Exploration Encouraging initial drilling results at the Galinée pegmatite project in Quebec Pursuing attractive brine opportunities in Chile Multiple pegmatites identified from early reconnaissance in Rwanda Jadar Spatial plan reinstated by the Government of Serbia Progressing Environmental Impact Assessments Ongoing public consultations and community engagement 38©2024, Rio Tinto, All Rights Reserved Image is conceptual only

Rincon, Argentina

Our Minerals business


Best Operator
Impeccable ESG
Excel in development
SOCIAL LICENCE
Care | Courage | Curiosity

Optimising value from our Minerals operations

Growth options from long-life, Tier 1, low-cost lithium assets

2025 production guidance: TiO_2 1.0 to 1.2Mt | IOC 9.7 to 11.4Mt | Borates ~0.5Mt

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Iron Ore – advancing our cornerstone business Simon Trott

Our priorities are unchanged

We are committed to being the ‘Most Valued’ resource business with strong progress in 2024[1]

Best Operator

Equal highest employee satisfaction score[2], and progress on Everyday Respect

>50% reduction in Potentially Fatal Incidents 2018-2023

5Mt uplift from Safe Production System

Impeccable ESG

Electric Smelting Furnace pilot plant with BHP and BlueScope

80MW solar farm partnership with Ngarluma

BioIron™ pilot plant / research and development facility

Excel in development

Western Range first ore expected H1 2025

Rhodes Ridge PFS on track for 2025

Gudai-Darri approaching sustainable 50Mtpa run-rate

Social licence

Resource co-design and development

Coastal desalination plant on track for 2026 start-up

>20% increase in Traditional Owner spend year-on-year[3]

Values-based performance culture



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1. Metrics, milestones and achievements in 2024 unless otherwise stated
2. Q4 2024 RTIO Employee Satisfaction score
3. Underlying figures have not been audited and are subject to final verification and adjustments

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Our global operations produce an unrivalled product suite



Access to Infrastructure
Access to Markets
Access to Resources
IOC
➡ 23Mt[1]
(Rio Tinto share 14 Mt)
Simandou
➡ 60Mt[2]
(Rio Tinto share 27Mt)
Pilbara
➡ 332Mt[7]
(Rio Tinto share 281Mt)
Our Pilbara products are the baseload for key customers[3]
$SiO_2+Al_2O_3$
20Mtpa
Pisolite[5]
SP10
Pilbara Blend
Simandou[6]
IOC Concentrate
IOC BF Pellets
IOC DR Pellets
Lower iron
Mid iron
Higher iron
Fe
60% Fe
63.5% Fe
Pilbara products
Simandou and IOC products
2023 average China imports[4]
Capacity

1. Iron Ore Company of Canada (100% basis) based on concentrator nameplate capacity
2. Simandou blocks 3 and 4 expected annualised capacity
3. 2023 lump and fines production volumes displayed at iron ore fines grades
4. 2023 weighted average China imported iron ore fines grades (source: vessel tracking / customs data and Rio Tinto)
5. Robe Valley and Hamersley Iron Yandi products
6. Projected Simandou Blast Furnace sinter feed prior to 2030
7. Pilbara 2023 shipments (100% basis)

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42

0.0 0.5 1.0 1.5 2.0 1.5 Bn 1.6 Bn 32% 17% 13% 10% 9% 8% 6% 3% 3% Growth 2000-2020 Growth 2020-2040 South & Central Africa China India Other ASEAN MENA Latin America North America Europe 43 The long-term outlook for our global iron ore portfolio is robust Crude steel production by region2 Billion tonnes As much steel will be made in the next 20 years as the last 30 years2 Global urbanisation remains significant, matching historical levels Advancing projects remains challenging across the industry Growth in global urban population, 2020 to 2040 Billion and percentage of total ~36% growth to 20401 ~0.2Bt steel output to 2040 >40% of supply to be replaced3 Developed Approvals timeframes for major projects have increased by 12-18 months since 20184 Chinese blast furnaces ~13yrs old vs 50-70yrs in developed regions5 CO2 abatement driving DRI growth Current scrap recycling weaker than industry expectations 92% 56% 8% 44% 2025 ~2034 2012 2020 2030 2040 ASEAN Other India China 2040 2.1Bt 2023 1.9Bt Approved tonnes for major producers3 Percent of total production Approved In construction / development ©2024, Rio Tinto, All Rights Reserved 1. From 4.4bn global urban population to 6.0bn (Source: Oxford Economics) 2. Average of forecasts from Wood Mackenzie, CRU and MineSpans. Historical data: World Steel Association and Rio Tinto 3. Production to be replaced in the next 10-years from major producers Rio Tinto (Pilbara), BHP (Pilbara), FMG, HanRoy and Vale (Source: Rio Tinto analysis of public information) 4. Increase in Western Australian approvals timeframes for major mine projects since 2018 (Source: Rio Tinto) 5. Source OECD Urban population growth is the engine to support further steel demand growth Iron ore supply pressures remain

0 0.5 1 1.5 2 2.5 3 0 1 2 3 4 5 6 7 8 44 Product strategy review underway Enhancing utilisation of our leading Pilbara resource base Pilbara mines & infrastructure strength support a consistent product Our product mix will remain fundamental to key markets Short and long-term production uplift Development flexibility and cost benefits Base load for Chinese steel mills Collaboration with customers and partners Current pit boundary 01 Redefining ore within existing pits 03 Accessing new pits 02 Extending approved pit shells High grade ore Lower grade ore Low grade ore High volumes, low variability Port infrastructure in place for ore blending Essential contributor to customers’ burden mix2 Products technical profile Conceptual iron ore pit representation Products blended from multiple sources1 ShippedMined Al2O3 SiO2 Contributes iron units while balancing high silica of domestic concentrates Preferred mix Pilbara Blend Fines China domestic concentrate ©2024, Rio Tinto, All Rights Reserved 1. Some bedded ore mines supply multiple ore types; 2. Chart represents typical North China burden mix (Source: Rio Tinto Iron Ore Marketing value-in-use Model) IronAlumina & SilicaPhosphorous 7 Brockman Ore Mines 7 Marra Mamba Mines 3 Pisolite Mines 13Mt Pilbara port blending capacity

We are driving system wide improvement to achieve Best Operator

SPS is fully deployed in the Pilbara[1]

2022
2 x site trials

2023
80% coverage[1]

2024
100% coverage[1]

Strong operational performance is offsetting headwinds, providing a platform for system level improvement

Development	↑ 6% Improvement in Drill Productivity[2]	12Mt → 19Mt Expected depletion in 2024 and 2025
Load & Haul	↑ 2.5t Increase in Average Payload (~9Mtpa)[2]	↑ 4% Increase in Spatial Conformance to Plan[2]
Processing	↓ 6% Reduction in Fixed Plant Unscheduled Loss[2]	↓ 12% Reduction in Operating Standby[2]
Rail & Ports	↑ 3% Increase in volume per train[2]	↑ 6% Increase in CLA Plant Utilisation[2]

Moving focus to system wide improvement to optimise our integrated supply chain



Dampier
Cape Lambert
PERTH
Operations Centre
17 Mines
1,900 Kms of rail network
4 Port terminals
Robe Valley
PILBARA
Brockman
Gudai-Darri
Yandicoogina
Tom Price
Mine
Port
Rail
Remote
Paraburdoo
West Angelas
Hope Downs

Key enablers: Organisation design & workflows | Operational routines | Digital applications

1. Coverage of operating assets Includes sites in earlier phases of implementation
2. Full year 2023 compared to September YTD 2024

RioTinto
©2024, Rio Tinto, All Rights Reserved
45

0 10 20 30 40 50 60 70 80 90 100 2025 2025 2026 2026 2027 2027 2028 2028 2029 46 Our replacement projects and Rhodes Ridge are advancing Western Range Hope Downs 1 West Angelas Brockman 4 Greater Nammuldi2 Replacement mine capital intensity outlook1 $/t installed capacity Study phaseIn development Rhodes Ridge pre-feasibility study due in 2025 Excel in development 40+ Mtpa Phase 1 Replicating Gudai-Darri plant Social licence Traditional Owner engagement informing co-design Pit Stockpile Processing hub Primary crusher Overland conveyor Initial mining area Rhodes Ridge ©2024, Rio Tinto, All Rights Reserved 1. Timing displayed to the nearest year, and subject to the timing of approvals for planned mining areas and heritage clearance; Based on latest study stage gate or Notice to Proceed approval 2. Greater Nammuldi project has deviated from the original development schedule 2025 - 2028

©2024, Rio Tinto, All Rights Reserved 47 Shipments guidance unchanged in 2025 Shipments guidance and mid-term capacity2 (Mt, 100% basis) Replacement projects 323 338 345 360 2025 Mid-term capacity Guidance and product mix • 2025 shipments guidance 323 – 338Mt • SP10 65 – 70Mt in 2024 • Year-to-date SP10 price realisation >93% of 62% index Productivity and mine capacity depletion • Safe Production System: 5Mt uplift in each of 2023, 2024 & 2025 • Depletion: 19Mt in 2025, 5 – 10Mt in 2026 & 2027 Outlook • 345 – 360Mtpa mid-term capacity • ~$20/t mid-term3 unit costs Capacity OutlookProduction Guidance Western Range (first ore H1 2025) West Angelas Hope Downs 1 Brockman 4 Greater Nammuldi ~130Mtpa capacity1 1. Subject to timing of full capacity; 2. Subject to the timing of approvals for planned mining areas and heritage clearance; 3. Mid-term unit cost - AUD:USD FX 0.67, real 2023 basis, subject to inflationary pressures;

©2024, Rio Tinto, All Rights Reserved Our Iron Ore business Progress towards Best Operator Effective partnerships Values-based performance culture Care Courage Curiosity Excel in development Best Operator Impeccable ESG 48 2025 shipments guidance: 323 to 338Mt

Oyu Tolgoi, Mongolia 49 Q&A

Break Horse racing festival, Mongolia 50

Panel 1: Culture panel Isabelle Deschamps James Martin Kellie Parker Simon Trott 51Arvida, Canada

Copper – targeting 1Mtpa this decade Katie Jackson

53 Strong copper market fundamentals Source: Wood Mackenzie 2050 primary supply gap estimated at 25Mt 0 10 20 30 40 50 60 2020 2030 2035 2040 2045 20502025 10Mt 25Mt Primary demand Semis demand Scrap consumption Mine supply gap Existing Mines In construction MT Primary demand Robust demand growth • Demand for semis to nearly double by 2050 • Renewable electricity generation and vehicle electrification to drive ~50% of demand growth • Material increase in primary supply required • Supplemented by rising scrap supply Persistent supply-side challenges • Challenging geographies, declining grades, impurities, and shift to underground • Social license, environmental footprint (water scarcity and tailings), permitting and regulatory constraints • Rising capital intensity and operating costs ©2024, Rio Tinto, All Rights Reserved

Well positioned portfolio of core assets and growth projects

Geographically diversified asset base


Oyu Tolgoi, Mongolia
On track to deliver 500ktpa copper production[1]


Kennecott, USA
Near-term reset, attractive total Ore Reserves of 834Mt[1]


Escondida, Chile
Near-term momentum strong, mid-term investment planned


Growth projects
Resolution, Winu, Nuton™, Nuevo Cobre and La Granja

Targeting 1Mtpa of copper this decade

- Attractive ore bodies underpin sustainable and profitable growth
- Record annual copper production expected in 2025[2]
- Oyu Tolgoi drives medium-term production
- Addressing near-term geotechnical challenges at Kennecott. Options to extend mine life and expand underground
- Progressing projects: Winu, Nuton™ industrial scale deployment, Resolution and Nuevo Cobre
- Industry-leading partners and capabilities across the value chain

RioTinto

[1] See supporting references for the 500ktpa Oyu Tolgoi production target and the Kennecott Ore Reserves categorisation and reporting on slide 94
[2] Based on historical production from current portfolio

©2024, Rio Tinto, All Rights Reserved
54

©2024, Rio Tinto, All Rights Reserved 55 Best Operator focus: >50% Oyu Tolgoi production growth in 2025 Underground infrastructure to complete next year • Panel 0 operational excellence, cave performing above expectation • Conveyor to Surface operational to meet 2025 plan levels • Concentrator Conversion and Primary Crusher 2 completion in 2025 • Focus shifts to development of next cave panels Panel 0 Material Handling System complete First ore on Conveyor to Surface belt in October 2024 Investing in Khanbogd and Umnugovi regional development Partnering with Mongolia’s Forestry Department to plant 100 million trees by 2030 Catalyst for national development and future growth • 97% Mongolian employees, $18.4bn total in country spend1 • >85% water recycling, investing in water security and biodiversity • Delivering impactful investment in South Gobi region • Focused on outstanding shareholder issues to secure mid- and long-term development pathways 1 2010 to Q3 2024 inclusive. Salaries, payments to Mongolian suppliers, taxes and other payments to the Government of Mongolia.

Kennecott reset to address near-term mine constraints – long-term optionality remains

Near-term measures

- Access to primary ore face reduced by worsening geotechnical conditions in 2024
- Revised mine plan for 2025/26
- Reducing fixed costs and optimising capital expenditure
- Supplementing smelter feed with third-party concentrate
- Underground to add over 30ktpa by 2027[1]

Long-term conviction

- Attractive Total Ore Reserves[2] at a fully permitted brownfield site
- Exploring underground potential beyond current Mineral Resources and Ore Reserves[3]
- 1 of only 2 operating copper smelters in the US
- Among the lowest carbon footprints of any US copper mine, 80% lower emissions since 2018


Bingham Canyon open pit


North Rim Skarns underground ramping up


Smelter rebuilt in 2023


99.99% pure copper cathode

RioTinto

[1] See supporting references for the 30ktpa Kennecott underground production target on slide 94
[2] Kennecott Total Ore Reserves: 834Mt @0.38% Cu; see supporting references for the Kennecott Ore Reserves categorisation and reporting on slide 94
[3] Kennecott underground Mineral Resources 26Mt @2.62% Cu and Ore Reserves: 5Mt @2.22% Cu; see supporting references for the Kennecott underground Mineral Resources and Ore Reserves categorisation and reporting on slide 94

©2024, Rio Tinto, All Rights Reserved
56

57 Advancing Winu: new joint venture with Sumitomo Metal Mining Attractive asset profile Low-risk, long-life, copper-gold deposit Highly prospective for expansion 2025 focus Finalisation of definitive agreement H1 2025 Deepening relations with Nyangumarta and Martu Traditional Owners to deliver mutual benefit Environmental Review Document submission for initial processing capacity up to 10Mtpa, expected H2 2025 High calibre joint venture partner SMM to acquire 30% equity share for $399m including $204m deferred conditional consideration1 Derisks investment and delivers technical, processing and commercial synergies Broader strategic partnership 1 Total investment to date $438m (100%) as at June 2024, includes all exploration and project spend

Strong growth pipeline of global projects with a range of partners

Resolution, USA



World-class deposit, 1.9Bt of Mineral Resources at 1.52% Cu[1], potential to meet up to 25% of US demand

2025 focus on Final Environmental Impact Statement and actions necessary for the land exchange

Advancing partnership discussions with Native American Tribes

Winu, Australia



Attractive starter operation with potential for growth

Stable jurisdiction, co-located near Pilbara iron ore assets in copper-rich Paterson Province

Ongoing consultations with Traditional Owner Groups to advance agreements

Nuton™ technology



First copper from industrial scale deployment at Johnson Camp Mine expected in 2025

Demonstration 40x scale of prior pilot. Leach pad construction underway

Second industrial scale deployment for potential implementation in 2025

Nuevo Cobre, Chile

Good progress in exploration joint venture with Codelco in prospective Atacama region

Ongoing geological field programs, environmental studies and community engagement

La Granja, Peru

Joint venture with First Quantum Minerals (FQM) working to unlock one of the largest undeveloped copper deposits in the world

FQM progressing community engagement and engineering study

RioTinto

[1] See supporting references for the Resolution Mineral Resources categorisation and reporting on slide 94

©2024, Rio Tinto, All Rights Reserved

58

©2024, Rio Tinto, All Rights Reserved Our Copper business Maximising value from our existing assets Delivering profitable growth Investing in quality partnerships Care Courage Curiosity Excel in development Best Operator Impeccable ESG 59 2025 production guidance: 780 to 850kt

Aluminium – stabilised, growing and decarbonising Jérôme Pécresse

©2024, Rio Tinto, All Rights Reserved 61 We have a global footprint of world- class, primarily low- carbon, aluminium assets • Journey to Best Operator • Repowering of Pacific Operations • Robust technology foundation • Access into most attractive market with a strong commercial position in North America We have strong relationships with governments and communities where we operate We have stabilised our assets and have a clear pathway to deliver greater returns Aluminium is a key differentiator for Rio Tinto

Our smelters are competitively positioned on the cost curve, with repowering providing an opportunity to further improve

2024 aluminium cost curve[1]


1st quartile
2nd quartile
3rd quartile
4th quartile
Low-carbon repowering
RTA Pacific average
RTA Atlantic average
RTA
RoW
China

Atlantic:
Sustaining our advantage in renewable energy

We own our hydro power assets in Canada, sustained by long-standing water rights

Quebec Operations

- 6 powerhouses and 3 reservoirs, with a total installed capacity of 3GW
- Serves >90% of our regional energy needs

Kitimat: Kemano hydro installed capacity of 1GW which is above smelter load

ISAL: energy supplied entirely by hydro power

Pacific:
Repowering and moving down the cost curve

- Secured 2.2GW of renewable energy for Boyne Island smelter through PPAs, with the remaining requirements and associated firming in progress
- Concluded a new 20-year renewable electricity supply agreement for Tiwai Point smelter in New Zealand

RioTinto

[1] Source CRU. Weighted average RTA costs are based on internal data.1

©2024, Rio Tinto, All Rights Reserved
62

We have secured the long-term future of our Tiwai Point smelter in New Zealand Concluded 20-year renewable energy supply agreement, securing long term supply and derisking with competitive renewable energy With the repowering contract, there has been a structural change in the competitiveness of NZAS Completed acquisition of Sumitomo Chemical’s 20.64% interest in NZAS, it is now wholly owned; ~70kt full-year production increase Strengthens relationship with Ngāi Tahu, local community and New Zealand government Best Operator practices and innovation allow us to continuously improve our flex-power capabilities ©2024, Rio Tinto, All Rights Reserved 63 2024 smelter cost curve1 NZAS RoW China 1st quartile 2nd quartile 3rd quartile 4th quartile New energy contracts 1 Source CRU.

64 We have stabilised our operations and are delivering strong performance in 2024 Markets2024 production guidance 3.2 to 3.4Mt Aluminium On track to deliver guidance 7.0 to 7.3Mt Alumina Expect to achieve upper end of guidance Alumina force majeure lifted, with return to 95% gas supply in Gladstone. Refineries back to full capacity by year-end 53 to 56Mt Bauxite Expect to exceed top end of guidance on back of record production, especially at Amrun ©2024, Rio Tinto, All Rights Reserved Benefiting from China’s import and geographical diversification needs Strong underlying fundamentals despite short term uncertainties Alumina markets expected to remain tight in the short-run

©2024, Rio Tinto, All Rights Reserved 65 Our continued focus on Best Operator objective is delivering Successful materials handling Kaizen has improved feed stability • Procedure developed to address feed instabilities • Automation enhancements were implemented at crude ore circuit • Shear beam added to the apron feeder to improve feed stability After 3 6 9 Q 1 21 Q 2 21 Q 3 21 Q 4 21 Q 1 22 Q 2 22 Q 3 22 Q 4 22 Q 1 23 Q 2 23 Q 3 23 Q 4 23 Q 1 24 Q 2 24 Q 3 24 +11% Now operating above nameplate Production, Mt per quarter (dry) Feed instability Shear beam installed Feed stability re-established Record Q2 at Amrun SPS case study: Amrun mine1 9% Increasing plant feed rate2 229hr p.a. Reducing scheduled losses 1. Our Weipa operations includes three bauxite mines: East Weipa, Andoom and Amrun 2. Feed rate increase seen in April to June 2024 Before

We are growing in aluminium

Consolidated bauxite, alumina and aluminium production to achieve ~3% CuEq CAGR from 2022 to 2025[2]



3% CAGR
2022
2023
2024F
2025F

Low-carbon business underpins our growth



Matalco: growth in North America with primary and recycled value-added products through 50% joint venture with Giampaolo Group

7 casthouses with 640kt billet and 160kt slab annual effective capacity[1]



AP60: expanding production line, delivering some of the most efficient and lowest emission aluminium

Project on budget and on track for first hot metal in 2026

[1] Figures shown on a 100% basis. Rio Tinto Matalco share 50%, Rio Tinto markets all Matalco production. 900ktpa installed capacity with effective utilisation rate of 88% produces 640kt of billet and 160kt of slab.
[2] 2024F and 2025F are based on published guidance. CuEq production incorporates margin-adjusted production for Matalco

RioTinto
©2024, Rio Tinto, All Rights Reserved
66

Expanding our low-carbon footprint in Europe Greenfield primary aluminium opportunity in Kokkola, Finland Partnership with Vargas, Mitsubishi and local partners We intend to be a significant investor and commercial off-taker Strengthens our global leadership in low-carbon aluminium First project of its kind in continental Europe for over 30 years First deployment of AP60 outside Quebec Assessing sourcing of low- carbon competitive electricity from Fortum. Other partners include TESI Feasibility study and environmental impact assessment to follow ©2024, Rio Tinto, All Rights Reserved 67 AP60 simulation Partnership StrategyOverview

©2024, Rio Tinto, All Rights Reserved 68 Our Aluminium business Clear vision to be the leader in sustainable and low-carbon western aluminium production Care Courage Curiosity Excel in development Best Operator Impeccable ESG Backed by our competitive advantages including our superior product offering Focused strategic priorities anchored in our four Group objectives 2025 production guidance: Bauxite 57 to 59Mt | Alumina 7.4 to 7.8Mt | Aluminium 3.25 to 3.45Mt

Saguenay hydropower, Canada 69 Panel 2: Markets and Decarbonisation Bold Baatar Mark Davies Jérôme Pécresse

A new era in decarbonisation commitments 2023 emissions1 % by source Annual abatement commitments Mt CO2e equity basis 1. Emissions baseline updated to reflect increased equity at BSL, NZAS 27% 14% 13% 6% 17% 21% 1% PacOps Electricity Other Electricity Diesel Minerals Process Heat Alumina Process Heat Aluminium Anodes Land Management 34.0Mt 2021 2022 2023 2024 0.2 1.9 3.6 ©2024, Rio Tinto, All Rights Reserved 70

We have been making large scale investments for many years, positioning Rio Tinto for the future

Repowering our assets to transition to a sustainable future



2.2GW PPAs for Boyne
Bringing online new renewables equivalent to 10% of Queensland's power demand



Pilbara renewables
Progressing solar projects with Ngarluma (80MW) and Yindjibarndi (75MW)



NZAS future secured
20 year low-carbon arrangements supporting local grid and new wind development



140MW Khangela Emoyeni wind farm
Second major PPA for RBM in South Africa

Developing industry breakthroughs



Battery electric truck pilots
Rio Tinto – BHP industry collaboration and SPIC battery swap trial



Renewable diesel production
Pongamia seed biofuel farming trial in Australia



Évolys Québec biocarbon
Partnership with Aymium for renewable metallurgical biocarbon



Hydrogen calcination pilot
Construction is underway at Yarwun for this world first technology

Partnering to invest in value chain decarbonisation



Blast furnace basic oxygen furnace
Commissioned low-carbon sintering demonstration plant with Shougang



Investing in low-carbon technology
Supplying high-grade direct reduction iron ore pellets to GravitHy from 2028



BioIron™ R&D facility
$143m pilot in low carbon steelmaking technology in Western Australia



Shipping carbon intensity
Achieved 40% reduction across fleet, ahead of company and industry targets

RioTinto
©2024, Rio Tinto, All Rights Reserved
71

Delivering projects to achieve our Scope 1, 2 and 3 objectives



Wind and solar PV
Diavik
RECs & VPPA
Multiple locations, US
ELYSIS
Alma
Electric calcination
Vaudreuil
Electric boiler
IOC
Renewable diesel
Kennecott
Évolys
BlueSmelting™
RTIT Quebec Ops
Renewable diesel
Boron
Solar PV BOO
Kennecott
GreenIron
Stegra (formerly H2 Green Steel)
Sweden
Nippon Steel collaboration
Japan
POSCO collaboration
South Korea
Baowu collaboration
Shougang collaboration
China
RECs and PPAs
Oyu Tolgoi
Solar PV PPA
Gove
Solar PV PPA & BESS
Amrun
Solar PV & BESS
Weipa
Reforestation, clean cooking and
conservation Madagascar
Reforestation and
clean cooking
Guinea
Wind & Solar
PV PPAs
RBM
Wind & Solar
PPA + BESS
QMM
Battery electric
haul truck trials
Pilbara
Double digestion
QAL
Hydrogen calcination
Yarwun
BSL repowering
BioIron™ R&D facility Baowu
HBI study
Iron ore beneficiation pilot study
Western Australia
BlueScope-BHP
collaboration
Location TBD
Tomago repowering
Sustainable grasslands
and conservation
KwaZulu-Natal
Various renewable energy projects
Multiple locations, Pilbara
Savanna fire management, human-induced
regeneration, environmental planting
Multiple locations, Australia
Renewable power
NZAS
Repowering Pacific Operations
Renewable energy
Diesel transition
Minerals processing
Alumina processing
Aluminum anodes
Nature-based solutions
Scope 3

RioTinto

BESS: Battery Energy Storage System; BOO: Build, Own, Operate; HBI: Hot Briquetted Iron; PPA: Power Purchase Agreement; PV: Photovoltaic; RECs: Renewable Energy Certificates; VPPA: Virtual Power Purchase Agreement.

©2024, Rio Tinto, All Rights Reserved

72

Roadmap to net zero

Group decarbonisation pathway[1]

(Mt CO_2e equity basis, 2018 baseline)



Renewable electricity
16.5Mt
Diesel transition
4.2Mt
Processing minerals and metals
15.0Mt
50%[3]
BSL repowering
RBM PPAs
KUC renewable diesel
Pilbara renewables
Pilbara fleet
QAL double digestion
Alumina heat electrification
ELYSIS™
2018
2023
2030
2040
2050
Electricity
Diesel
Processing breakthroughs
Nature-based solutions
Organic growth without decarbonisation[2]

Pathway to 2030 targets underpinned by repowering of electricity supply

Net zero requires scale up and economic deployment of technology breakthroughs

Nature-based solutions play a role in addressing climate change and nature loss, offset use limited to 10% of our 2018 baseline[4]

RioTinto

1. Totals shown represent 2018 baseline emissions, reflecting increased equity at BSL, NZAS
2. Baseline emissions extended post-2040 using assumed asset life extensions
3. Represents net emissions reduction vs 2018 baseline.
4. We anticipate the use of high-integrity offsets (including compliance credits) towards our 2030 target (up to 10% of 2018 baseline).

©2024, Rio Tinto, All Rights Reserved
73

©2024, Rio Tinto, All Rights Reserved 74 Decarbonisation Record year of commitments - >3Mt CO2e in 2024; >110Mt CO2e over 20 years1 Care Courage Curiosity Excel in development Best Operator Impeccable ESG On track for our 2030 operational emissions targets – targeting 50% net reduction Advancing a strong R&D pipeline towards our net zero goal 1. Calculation is based on full rate of decarbonisation over 20 years

Compelling investment drives diversification Peter Cunningham 75Operations Centre, Western Australia

Strategy execution delivering strong cash flow ©2024, Rio Tinto, All Rights Reserved 76 Enhancing cash flows through: Best Operator Profitable growth Disciplined decarbonisation Underpinned by: Consistent capital allocation Strong balance sheet

77 Deepening our Best Operator journey Pilbara • +5Mtpa production in 2023, 2024 and 2025 Bauxite • Amrun operating above nameplate • +9% increase in plant feed Aluminium • +5pp structural uplift in ROCE by 2030 • On track for 500ktpa average copper production1 IOC - focus on stability • Clear pathway to 23Mtpa concentrator capacity RTIT - unlock of products • Improving ROCE from 6% to 15% by 2030 with volume enhancement and by-product optimisation Kennecott - long-term conviction • Addressing near-term geotechnical challenges • Attractive orebody, underground optionality (>30ktpa by 20271) Average EBITDA (2019-2023) 9% Oyu Tolgoi copper in concentrate (LHS) and head grade (RHS)1 Best Operator at Oyu Tolgoi supporting ramp-up of underground Opportunities to unlock valueStrong progress at primary cash generation assets ©2024, Rio Tinto, All Rights Reserved - 0.25 0.50 0.75 1.00 1.25 1.50 - 100 200 300 400 500 600 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 20 24 P la n 20 25 P la n 20 26 P la n 20 27 P la n Av 2 02 8- 20 36 Production of Copper in concentrates Copper grade % 77% 11% 1. See supporting references for the 500ktpa Oyu Tolgoi production target and production profiles and the 30ktpa Kennecott underground production target on slide 94 9% 1 77% 3% Fe Other/Minerals Cu Al

78 Profitable growth at Oyu Tolgoi delivering diversification 20 18 20 19 20 20 20 21 20 22 20 23 20 24 F 20 25 F 20 26 F 20 27 F 20 28 F ↑ ~1%2 YoY ↑ 1% YoY 9% 11% 77% 3% ↑ 3% YoY 55% 17% 22% 6% ↑ ~3%3 CAGR (excluding lithium) Growing in CuEq1 terms in the near term With existing asset improvements and organic growth Diversifying portfolio Total % of EBITDA excluding lithium 1. Copper equivalent production based on long-term consensus pricing 2. 2024F copper equivalent production is a forecast based on mid-point production guidance or top / bottom of the range 3. Ambition for compound annual growth rate (CAGR) for copper equivalent production from 2024 to 2028 from existing portfolio and projects already in execution 4. This statement is an indicative target and is not intended to be a profit forecast. 5. Average EBITDA margin over past 5 years 6. Based on long-run consensus pricing 7. Other includes Molybdenum, Silver, Borates, Diamonds, Salt, TiO2 2019 – 2023 Average Enhanced cash flow in 20284 ~3% CAGR in CuEq terms (equity share) Long term copper price @ 48% margin5 ~$3bn EBITDA uplift Mid-term6 ©2024, Rio Tinto, All Rights Reserved Fe Al Cu Other/Minerals7

54% 17% 21% 4% 4% 79 Lithium options underpin growth for the next decade Growing in CuEq1 terms for the next decade With inorganic lithium a key driver 20 18 20 19 20 20 20 21 20 22 20 23 20 24 F 20 25 F 20 26 F 20 27 F 20 28 F 20 29 F 20 30 F 20 31 F 20 32 F 20 33 F ↑ ~1%2 YoY ↑ 1% YoY ↑ 3% YoY ↑ ~4%3 CAGR (including lithium) ↑ ~3%3 CAGR (including lithium) Diversifying portfolio % of EBITDA including lithium Mid-term5 Longer-dated5 1. Copper equivalent production based on long-term consensus pricing 2. 2024F copper equivalent production is a forecast based on mid-point production guidance or top / bottom of the range. 3. Ambition for compound annual growth rate (CAGR) for copper equivalent production from 2024 to 2033 4. Other includes Molybdenum, Silver, Borates, Diamonds, Salt, TiO2 5. Based on long-run consensus pricing ©2024, Rio Tinto, All Rights Reserved Fe Al Cu Li Other/Minerals4 47% 15% 21% 13% 4%

©2024, Rio Tinto, All Rights Reserved 80 Continuous optimisation for carbon reduction and shareholder value 2021 2024 50% by 2030 50% by 2030 $5bn-$6bn (lower end) Seeking further opportunities to lower capex intensity $7.5bn WACC1 for Rio Tinto 12-15% IRR2 Portfolio allocation Carbon price evolution >30 partnerships Target Capex Returns Delivery 1. In 2021 returns from our decarbonisation investments were expected to align with Rio Tinto’s Weighted Average Cost of Capital (WACC) 2. IRRs stated on a post-tax, real basis inclusive of carbon pricing under Rio Tinto’s Conviction Scenario. Returns applicable to 2030 delivery portfolio only

81 Consistent and disciplined capital allocation 4.0 2.5 3.0 0.5 2024 prior guidance 2024F 2025F Mid-term Growth Replacement Decarbonisation Sustaining 10.0 ~9.5 ~11.0 ~10.0 - 11.0 2025F 2026F 2027F ~3 ~3 ~3 Capacity to absorb lithium developments Uncommitted Committed Enhanced investment in replacement capacity $bn Growth capital $bn ©2024, Rio Tinto, All Rights Reserved

Balance sheet remains strong 8.5 19.6 12.5 13.8 9.6 3.8 -0.3 3.7 0.7 -1.6 4.2 4.2 11.8 0.44x 0.91x 0.64x 1.09x 0.71x 0.21x -0.01x 0.17x 0.03x -0.04x 0.16x 0.18x 0.49x 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Pro forma H1 2024 Net Debt (US$bn) Net Debt / Underlying EBITDA (x) S&P Moody’s A- A A3 Baa1 A3 A2 A1 Credit rating 1 1. Pro forma H1 2024 includes an assumed fully debt funded $6.7bn for Arcadium. Pro forma H1 2024 Underlying EBITDA has been annualised based on the past 12 months. ©2024, Rio Tinto, All Rights Reserved 82

Attractive operating cash flows and margin $bn (RHS), % (LHS) 2019 2020 2021 2022 2023 2024 83 Robust financial health as investments support future cash flows Operating cash flow EBITDA margin 48%1 average EBITDA margin $17bn1 average cash flow Continuing to deliver attractive shareholder returns3 Payout ratio (%) ©2024, Rio Tinto, All Rights Reserved 60 60 60 60 60 10 12 19 2019 2020 2021 2022 2023 Ordinary dividend Additional return 1. 2019-2023 average | 2. 2024 FY consensus | 3. Shareholder returns on a declared basis, excluding divestment proceeds returned to shareholders 2 Consistent track record: 60% payout for full year dividend

Executing our strategy for long-term value Jakob Stausholm

©2024, Rio Tinto, All Rights Reserved 85 Unlocking the full potential of our assets through Best Operator Care Courage Curiosity Excel in development Best Operator Impeccable ESG Shaping our portfolio of the materials the world needs A decade of ~3% CAGR driven by Oyu Tolgoi, Simandou and our new lithium portfolio Executing our strategy

Oyu Tolgoi, Mongolia 86 Q&A

Guidance ©2024, Rio Tinto, All Rights Reserved 87

©2024, Rio Tinto, All Rights Reserved 88 Production guidance 1 Pilbara shipments guidance remains subject to weather, market conditions and management of cultural heritage 2 Includes Oyu Tolgoi on a 100% consolidated basis and continues to reflect our 30% share of Escondida 3 Around the bottom end 4 From Q1 2025, we will report copper production and guidance as one metric, in order to simplify reporting and align with peer practices. Further details on slide 90 5 Expected to exceed the top end of guidance. | 6 Iron Ore Company of Canada | 7 Expect to achieve upper end guidance. 2023 Actual 2024 Guidance 2025 Guidance Pilbara iron ore shipments1 (100% basis) 331.8Mt 323 – 338Mt 323 – 338Mt Copper Mined Copper (consolidated basis)2 Refined Copper 620kt 175kt 660 – 720kt3 230 – 260kt 780 – 850kt4 Aluminium Bauxite Alumina Aluminium 54.6Mt 7.5Mt 3.3Mt 53 – 56Mt5 7.0 – 7.3Mt7 3.2 – 3.4Mt 57 – 59Mt 7.4 – 7.8Mt 3.25 – 3.45Mt Minerals TiO2 IOC pellets and concentrate6 B2O3 1.1Mt 9.7 Mt 0.5Mt 0.9 – 1.1Mt 9.1 – 9.6Mt ~0.5Mt 1.0 – 1.2Mt 9.7 – 11.4Mt ~0.5Mt

Group level financial guidance

	2024F	2025F	Mid-term (per year)
Capex			
Total Group	~$9.5bn	~$11bn	~$10-11bn
Growth capital	~$3.0bn	~$3.0bn	
Sustaining capital	~$4.0bn	~$4.0bn	
Including Pilbara sustaining[1]	~$1.8bn	~$2.0bn	
Replacement capital	~$2.5bn	~$3-4bn	
Decarbonisation capital	~$0.3bn	~$0.3bn	
Effective tax rate	~30%	~30%	~30%
Shareholder returns	Total returns of 40 – 60% of underlying earnings through the cycle		

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[1] Subject to ongoing inflationary pressure

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Updated methodology to report copper production and guidance

Current approach: separate reporting for mined and refined copper

	Production share	2020	2021	2022	2023	2024 Q3 YTD
Mined Copper						
Kennecott						
Production of metal in copper concentrates	100%	140	159	179	152	92
Escondida						
Mill production (metal in concentrates)	30%	287	245	258	265	236
Recoverable copper in ore stacked for leaching	30%	51	35	41	35	18
Oyu Tolgoi						
Production of metal in concentrates	100%	150	163	129	168	149
Total Mined Copper (kt)		**627**	**602**	**607**	**620**	**495**
Refined Copper						
Kennecott						
Production of refined metal	100%	85	143	148	109	138
Escondida						
Refined production from leach plants	30%	70	59	61	67	42
Total Refined Copper (kt)		**155**	**202**	**209**	**175**	**180**

New approach: a single metric for copper production

	Production share	2020	2021	2022	2023	2024 Q3 YTD
Kennecott						
Production of refined metal	100%	85	143	148	109	138
Escondida						
Mill production (metal in concentrates)	30%	287	245	258	265	236
Refined production from leach plants	30%	70	59	61	67	42
Oyu Tolgoi						
Production of metal in concentrates	100%	150	163	129	168	149
Total Copper Production		**592**	**610**	**596**	**608**	**565**

- Single combined metric for simplified reporting
- Alignment with peer practices
- New approach will be adopted for 2025 production guidance and included in reporting from our Q1 2025 quarterly operations report onwards
- 2025 production guidance of 780 – 850kt total copper production provided using new approach

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©2024, Rio Tinto, All Rights Reserved 91 Simandou high-grade iron ore project advancing at pace Project milestones 20252024 20282026 Simfer spur line completion 2027 Main rail line completion Ramp-up to 60Mtpa 1 complete Construction milestone Production milestone Mine Rail Port and shipping First ore (mine gate)Early crusher Simfer port (TSVs) capacity at 40Mtpa Simfer port (TSVs) at full capacity of 60Mtpa 1 Shipping through WCS port (barges) 1See supporting references for the Simandou production target on slide 94

©2024, Rio Tinto, All Rights Reserved Supporting statements Arcadium - Mineral Resources and Mineral Reserves on slide 18 and 37 Arcadium Lithium’s lithium Mineral Resources for Olaroz and Cauchari referenced on slides 18 and 37 are a LCE estimate based on: 1. the 16.87 Mt LCE lithium brine Mineral Resources as reported in the Allkem Olaroz NI43-101 Technical Reporting dated 27 October 2023, which comprise 8.33 Mt LCE of Measured Resources, 2.66 Mt LCE of Indicated Resources and 5.88 Mt LCE of Inferred Resources; and 2. the 5.95 Mt LCE lithium brine Mineral Resources as reported in the Allkem Cauchari NI43-101 Technical Reporting dated 27 October 2023, which comprise 1.85 Mt LCE of Measured Resources, 2.60 Mt LCE of Indicated Resources and 1.50 Mt LCE of Inferred Resources. Arcadium Lithium’s lithium Mineral Resources for Sal de Vida and Fenix referenced on slide 18 and 37 are an LCE estimate based on: 1. the 7.17 Mt LCE lithium brine Mineral Resources as reported in the Allkem Sal de Vida NI43-101 Technical Reporting dated 27 October 2023, which comprise 3.52 Mt LCE of Measured Resources, 3.00 Mt LCE of Indicated Resources and 0.65 Mt LCE of Inferred Resources; and 2. the 11.8 Mt LCE lithium brine Mineral Resources as reported in Livent Salar de Hombre Meurto (Fenix) Feasibility Study amended 14 November 2023, which comprise 2.78 Mt LCE of Measured Resources, 4.29 Mt LCE of Indicated Resources and 4.75 Mt LCE of Inferred Resources. In reporting Arcadium Lithium’s lithium brine Mineral Resources as LCE, lithium metal is converted to LCE by multiplying by a factor of 5.323. Mineral Resources are reported inclusive of Mineral Reserves. 92

©2024, Rio Tinto, All Rights Reserved Supporting statements (cont.) Arcadium - Mineral Resources and Mineral Reserves on slide 34 Arcadium Lithium’s lithium Mineral Resources referenced on slide 34 are a LCE estimate based on: 1. the 85.9 Mt of hard-rock lithium Mineral Resources as reported in Arcadium Lithium’s Form 10-K annual report filed with the US Securities Exchange Commission (SEC) for the year ended 31 December 2023 (Arcadium Lithium’s 2023 Form 10-K), which comprise 0.1 Mt of Measured Resources @ 1.00% Li2O, 25.2 Mt of Indicated Resources @ 1.23% Li2O and 60.6 Mt of Inferred Resources @ 1.30% Li2O; and 2. the 6.4 Mt of lithium brine Mineral Resources (expressed as lithium metal) as reported in Arcadium Lithium’s 2023 Form 10-K annual report, which comprise 2.8 Mt of Measured Resources, 1.2 Mt of Indicated Resources and 2.4 Mt of Inferred Resources. Arcadium Lithium’s lithium Mineral Reserves referenced on slide 34 are an LCE estimate based on: 1. the 62.1 Mt of hard-rock lithium Mineral Reserves at 1.28% Li2O as reported in Arcadium Lithium’s 2023 Form 10-K, which comprise 5.4 Mt of Proven Reserves @ 1.38% Li2O and 56.7 Mt of Probable Reserves @ 1.27% Li2O; and 2. the 1.4 Mt of lithium brine Mineral Reserves (expressed as lithium metal) @ 658 mg/L as reported in Arcadium Lithium’s 2023 Form 10-K annual report, which comprise 0.3 Mt of Proven Reserves and 1.1 Mt of Probable Reserves. These Mineral Resource and Mineral Reserve estimates have been prepared in accordance with the requirements of subpart 1300 of Regulation S-K ("Subpart 1300"), issued by the SEC. In reporting Arcadium Lithium’s hard-rock lithium Mineral Resources and Mineral Reserves as LCE, Li2O is converted to LCE by multiplying by 2.473. In reporting Arcadium Lithium’s lithium brine Mineral Resources and Mineral Reserves as LCE, lithium metal is converted to LCE by multiplying by a factor of 5.323. Mineral Resources are reported exclusive of Mineral Reserves. Mineral Reserves as reported under Regulation S-K are the equivalent term to Ore Reserves under the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 edition (JORC Code). Jadar – Mineral Resources Rio Tinto’s Jadar lithium Mineral Resources referenced on slide 34 are an LCE estimate based on the Mineral Resources at Rio Tinto’s Jadar project in Serbia as reported in Rio Tinto’s 2023 Annual Report released to the Australian Securities Exchange (ASX) on 21 February 2024 and available at riotinto.com. The Jadar Mineral Resources comprise 85 Mt of Indicated Resources @ 1.76% Li2O and 58 Mt of Inferred Resources @ 1.87% Li2O for a total of 144 Mt @ 1.80% Li2O. The Competent Persons responsible for the information in the 2023 Annual Report that relates to the Jadar project’s Mineral Resources are Ivana Misailovic and Dusan Tanaskovic, both of whom are members of the European Federation of Geologists. These Mineral Resources have been reported in accordance with the JORC Code and the Listing Rules of the ASX. Rio Tinto confirms that it is not aware of any new information or data that materially affects the Jadar Mineral Resources estimate reported in the 2023 Annual Report, that all material assumptions and technical parameters underpinning the estimate continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. In reporting the Jadar Mineral Resource as LCE, Li2O is converted to LCE by multiplying by 2.473. Mineral Resources are reported exclusive of Ore Reserves. Rincon Mineral Resources and Ore Reserves Rio Tinto’s Rincon lithium Mineral Resources and Ore Reserves referenced on slide 34 are LCE estimates based on the Mineral Resources and Ore Reserves at Rio Tinto’s Rincon lithium brine project in Argentina as reported to the ASX on 4 December 2024 and available at riotinto.com. The Rincon Mineral Resources comprise 748 Mm3 brine volume @ 394 mg/L of Measured Resources for 0.29 Mt lithium metal, 3,419 Mm3 brine volume @432 mg/L Indicated Resources for 1.48 Mt of lithium metal and 1,148 Mm3 brine volume @ 374 mg/L Inferred Resources for 0.43 Mt lithium metal. The Rincon Ore Reserves comprise 1,340 Mm3 brine volume @ 350 mg/L of Probable Reserves for 0.39 Mt lithium metal. The Competent Persons responsible for the information in the release that relates to the Rincon Mineral Resources and Ore Reserves are Megan Zivic and Michael Rosko, both of whom are Registered Members of the Society for Mining, Metallurgy & Exploration (SME-RM). The Competent Person responsible for the metallurgical perspective of the Ore Reserves is Brendan Foster who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). These Mineral Resources and Ore Reserves have been reported in accordance with the JORC Code and the Listing Rules of the ASX. Rio Tinto confirms that it is not aware of any new information or data that materially affects the Rincon Mineral Resources and Ore Reserves estimates, that all material assumptions and technical parameters underpinning the estimates continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified In reporting Rincon’s lithium brine Mineral Resources and Ore Reserves as LCE, lithium metal is converted to LCE by multiplying by a factor of 5.323. Mineral Resources are reported inclusive of Ore Reserves. 93

©2024, Rio Tinto, All Rights Reserved Supporting statements (cont.) Oyu Tolgoi - Production Targets The 500ktpa copper production target (stated as recoverable metal) and associated production profiles for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 referenced in slides 54 and 77 were previously reported in a release to the ASX dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target and those production profiles continue to apply and have not materially changed. Kennecott – Production Targets The 30ktpa copper production target (stated as recoverable metal) for the Kennecott underground referenced in slides 56 and 77 was previously reported in a release to the ASX dated 27 September 2022 “Rio Tinto to start underground mining at Kennecott copper operations”. All material assumptions underpinning that production target continue to apply and have not materially changed. Simandou – Production Targets The estimated annualised capacity of approximately 60 million dry tonnes per annum (27 million dry tonnes Rio Tinto Share) iron ore for the Simandou life of mine schedule referenced in slide 91 was previously reported in a release to the ASX dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Iron Ore Company of Canada – Ore Reserves The grades referenced on slide 32 for the Iron Ore Company of Canada are based on the Ore Reserves as reported in accordance with the JORC Code and the ASX Listing Rules in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 (Rio Tinto's 2023 Annual Report) and available at riotinto.com The Iron Ore Company of Canada Ore Reserves comprise 149 Mt of Proved Ore Reserves @ 65.0% Fe and 2.8% SiO2 and 275 Mt of Probable Ore Reserves @ 65.0% Fe and 2.8% SiO2 for a total of 423 Mt @ 65.0% Fe and 2.8% SiO2. The Competent Persons responsible for the information in the 2023 Annual Report that relates to Iron Ore Company of Canada Ore Reserves are Rodney Williams and Stephane Roche whom are both Members of the Australasian Institute of Mining and Metallurgy (MAusIMM). Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the 2023 Annual Report, that all material assumptions and technical parameters underpinning the estimates in the 2023 Annual Report continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. Mineral Resources are reported exclusive of Ore Reserves. Mineral Resources and Ore Reserves are reported on a 100% basis. Copper Portfolio - Mineral Resources and Ore Reserves The Kennecott and Resolution Mineral Resources and Ore Reserves referenced on slides 54, 56 and 58 are based on the Mineral Resources and Ore Reserves as reported in accordance with the JORC Code and the ASX Listing Rules in Rio Tinto’s 2023 Annual Report released to the ASX on 21 February 2024 (Rio Tinto's 2023 Annual Report) and available at riotinto.com. The Kennecott open pit Mineral Resources comprise 38 Mt of Measured Mineral Resources @ 0.47% Cu and 0.15 g/t Au, 22 Mt of Indicated Mineral Resources @ 0.39% Cu and 0.16 g/t Au, and 12 Mt Inferred Mineral Resources @ 0.26% Cu and 0.20 g/t Au for a total of 72 Mt @ 0.41% Cu and 0.16 g/t Au. The Kennecott underground Mineral Resources comprise 0.2 Mt of Measured Mineral Resources @ 2.52% Cu and 1.27 g/t Au, 12 Mt of Indicated Mineral Resources @ 2.75% Cu and 1.17 g/t Au, and 14 Mt Inferred Mineral Resources @ 2.51% Cu and 0.91 g/t Au for a total of 26 Mt @ 2.62% Cu and 1.03 g/t Au. The Kennecott open pit Ore Reserves comprise 470 Mt of Proved Ore Reserves @ 0.37% Cu and 0.18 g.t Au and 360 Mt of Probable Ore Reserves @ 0.36% Cu and 0.18 g/t Au for a total of 829 Mt @ 0.37% Cu and 0.18 g/t Au. The Kennecott underground Ore Reserves comprise 5 Mt of Probable Ore Reserves @ 2.22% Cu and 1.39 g/t Au. The Competent Persons responsible for the information in the 2023 Annual Report that relates to Kennecott Mineral Resources are Ryan Hayes, Ana Chiquini and Pancho Rodriguez, whom are all MAusIMM. The Competent Persons responsible for the information in the 2023 Annual Report that relates to Kennecott Ore Reserves are Charles McArthur and Brady Pett whom are all MAusIMM. The Resolution Mineral Resources comprise 724 Mt of Indicated Mineral Resources @ 1.89% Cu and 1,134 Mt Inferred Mineral Resources @ 1.28% Cu for a total of 1,859 Mt Mineral Resources@ 1.52% Cu. The Competent Persons responsible for the information in the 2023 Annual Report that relates to Resolution Mineral Resources are Hamish Martin, Joanna Marshall and Adam Schwarz, whom are all MAusIM. Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the 2023 Annual Report, that all material assumptions and technical parameters underpinning the estimates in the 2023 Annual Report continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. Mineral Resources are reported exclusive of Ore Reserves. Mineral Resources and Ore Reserves are reported on a 100% basis. 94

Common acronyms

$	United States dollar	DLE	Direct lithium extraction	LAES	Liquid air energy storage	RTIT	Rio Tinto Iron Titanium
AIFR	All Injury Frequency Rate	DR	Direct Reduction	LCE	Lithium Carbonate Equivalent	RTIO	Rio Tinto Iron Ore
AI	Artificial Intelligence	DRI	Direct Reduction Iron	LHS	Left hand side	RTZ	Rio Tinto-Zinc Corporation
AL_2O_3	Aluminium oxide	EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortisation	Mt	Million tonnes	SiO_2	Silica dioxide
ASEAN	Association of Southeast Asian Nations	ESG	Environmental, Social, and Governance	Mtpa	Million tonnes per annum	SPIC	China's State Power Investment Corporation
ASX	Australian Securities Exchange	F	Forecast	MW	Megawatt	SPS	Safe Production System
AUD	Australian dollar	FQM	First Quantum Minerals	NZAS	New Zealand Aluminium Smelters Limited	SQM	Sociedad Química y Minera de Chile
B_2O_3	Boric oxide	FX	Foreign Exchange	OECD	Organisation for Economic Co-operation and Development	T	Tonne
BESS	Battery energy storage system	GDP	Gross Domestic Product	P.a.	Per annum	tCO_2e	Tonne of carbon dioxide equivalent
BF	Blast furnace	GHG	Greenhouse gas	PGM	Platinum-group metals	TiO_2	Titanium dioxide
Bn	Billion	GW	Gigawatt	PPA	Power Purchasing Agreement	TSV	Transshipment vessel
BNEF	BloombergNEF	H1	Half year (first half)	PV	Photovoltaic	TWh	Terawatt hour
BOO	Build, Own, Operate	H2	Half year (second half)	QAL	Queensland Alumina Limited	UN	United Nations
BSL	Boyne Smelter Limited	HBI	Hot briquetted iron	R&D	Research and Development	US	United States
Bt	Billion tonnes	Hr	Hour	RBM	Richards Bay Minerals	USA	United States America
CAGR	Compound annual growth rate	HSE	Health, Safety and Enviroment	RE	Renewable Energy	USD	United States dollar
CCS	Carbon Capture and Storage	ICE	Internal combustion engine	REC	Renewable Energy Certificate	VPPA	Virtual power purchase agreement
CLA	Cape Lambert Port A	IEA	International Energy Agency	REE	Rare earth elements	WACC	Weighted average cost of capital
CO_2	Carbon dioxide	IOC	Iron Ore Company of Canada	RHS	Right hand side	WCS	Winning Consortium Simandou
CO_2e	Carbon dioxide equivalent	IRR	Internal rate of return	RIGI	Regulation of the Incentive Regime for Large Investments	YoY	Year on Year
CRA	Conzinc Rio Tinto of Australia Limited	k	thousand	ROCE	Return on capital employed	Yrs	Years
CSP	Communities and Social Performance	km	kilometre	RoW	Rest of world	YTD	Year to date
CuEq	Copper equivalent	Ktpa	Kilo tonnes per annum	RTA	Rio Tinto Aluminium		

Definitions

Calculated abatement carbon price	The levelised marginal cost of abatement at a zero carbon price Calculation: Discounted sum of all abatement costs over time at a zero carbon price / Discounted sum of all abated emissions over time Discounted at the hurdle rate RT uses for all investment decisions

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